4301, Inc.
19800 MacArthur Blvd.
 Irvine, CA 92612

August 5, 2009

Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           4301 Inc.
Form 10-K for Fiscal Year Ended January 31, 2009 and Filed March 13,2009
Form 10-Q for the period Ended March 31, 2009 and Filed May 11, 2009
File No.: 0-51877

Dear Mr. Reynolds:

We are in receipt of your comment letter dated June 9, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for Fiscal Year Ended January 31, 2009

Cover Page

1.
Your cover page is inconsistent with the cover page of Form 10-Q for the period ended March 31, 2009 with regard to whether or not you are a shell company.  Your disclosure in the Form 10-K under Part I, Item 1 “Description of Business” on pages 1 and 2 indicates that you are a shell company, but the cover page states otherwise.  Please revise the Form 10-K, as appropriate.

Answer:	Please be advised we have amended the cover page of the January 31, 2009 Form 10-K to state that the Company is a shell company as stated under “Description of Business”.

Item 8A-Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 5

2.
Please revise to disclose management’s conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this annual report (i.e. December 31, 2008, not 2007).  Refer to Item 307 of Regulation S-K.

Answer:
Please be advised that we have revised to disclose management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report.

Changes in Internal Controls, page 5

3.
Please revise to disclose any changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over the financial reporting.  Refer to Item 308(T)(b) of Regulation S-K.

Answer:	Please be advised that we have revised to disclose any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter.

Financial Statements

Report of Independent  Registered Public Accounting Firm, F-1

4.	It appears that the report issued by your independent public accounting firm is not signed. Please amend to provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

Answer:	Please be advised that the report issued by the public accounting firm has been signed.

5.
We note that reference is made to “355, Inc.” in the third paragraph of the report issued by your independent public accounting firm.  Please tell us about the purpose of the reference to 355, Inc. in this paragraph of the audit report or advise your independent accountant to revise their report.

Answer:	Please note that the audit report has been revised to remove the reference to 355, Inc.

Part III. Item 9. Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act, page 6

6.
Disclose prior blank check experience involving and any officer, and any director, of the Company.  Describe in column format the name if each company.  Include the date of registration and file numbers with the Commission, and the current status of the company’s filings.

Answer:	This section has been revised to disclose that Yusuke Matsuo, the sole officer and director of the Company is not an officer and director of any other blank check companies.

Exhibit 31-Section 302 Certification

7.	Please revise your Section 302 certification as it does not comply with Item 601(31) of Regulation S-K in the following respects:
•	Reference should be made to “the registrant” rather than “the smaller reporting company” throughout the certification
•	The certification is not appropriately dated
•	Separate certifications from your principal executive officer and principal financial officer must be provided regardless of whether or not the same individual serves in both capacities.

Answer:
Please be advised that we revised Section 302 certification to state “the registrant” rather than “the smaller reporting company” throughout the certification.  Also, please note we have amended the certification to be appropriately dated.  In addition, we have provided separate certifications from the principal executive officer and principal financial officer.

Exhibit 32-Section 906 Certification

8.	We note that the certification provided as exhibit 32 is not appropriately dated. Please amend your filing to provide a currently dated Section 906 certification.

Answer:	We have amended the Exhibit 32 certification date

Signatures

9.
In addition to the current signatures, it is necessary that the controller of principal accounting officer, or person(s) performing similar functions, sign the amended Form 10-K and designate that he/she is signing in that capacity.  See Form 10-K, General Instruction D(2)(a).

Answer:	This section has been revised to disclose that Yusuke Matsuo is also the principal accounting officer of the company.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

General

10.
Please amend your Form 10-Q, as necessary, to reflect changes resulting from our comments.  Specifically, please note the comments above related to the date of management’s conclusion on the effectiveness of your disclosure controls and procedures and your Section 302 certifications.

Answer:	This section has been revised to disclose that Yusuke Matsuo is also the principal accounting officer of the company.

Very truly yours,

4301, Inc.

By: /s/Yusuke Matsuo
            Yusuke Matsuo